FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	___August__________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 20, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
August 20, 2007	NEWS RELEASE 08-20	MAE - TSX MNG-AMEX

Miramar Announces Short-Term Investment Status

VANCOUVER – Miramar Mining Corporation (“Miramar” or the “Company”) provides the following update of the impact of the recent events and uncertainty in global credit markets on its cash position of approximately $135 million, approximately $37 million of which is invested in Canadian asset-backed commercial paper (“ABCP”), representing approximately 28% of its current cash position.

Miramar’s portfolio of ABCP meets the criteria of Miramar’s investment policy and was invested on the basis of professional advice from a major international bank. The Company’s ABCP investments are rated R1-High by Dominion Bond Rating Service (“DBRS”) and DBRS has continued to rate the conduits in which Miramar holds ABCP and their underlying assets as R1-High. According to DBRS, an R1-High rating is of the highest credit quality, and indicates an entity possessing unquestionable ability to repay current liabilities as they fall due.

Miramar’s portfolio of ABCP consists of 14 “Series A” notes administered by non-bank financial institutions. One of these notes, sponsored by Nereus Financial Inc., having a principal amount of $2 million, was not paid on its August 17, 2007 maturity date and remains outstanding. The remainder of Miramar’s ABCP expires on various dates until October 4, 2007. Until these notes mature, Miramar cannot state with certainty that they will be repaid promptly upon maturity. Miramar is diligently investigating the situation and possible solutions and it understands that other recently matured notes issued by non-bank sponsored funds, including Coventree Capital Group Inc. (“Coventree”) and held by third parties also remain unpaid. A portion of Miramar’s ABCP consists of 5 “Series A” notes totalling $11 million sponsored by Coventree. Coventree has publicly stated that this situation has been caused by a liquidity disruption in the market for Canadian ABCP. Should the current liquidity disruption in the market for Canadian ABCP remain ongoing when the notes mature, the repayment of these notes may be delayed for a presently unknown period of time.

The DBRS has placed several issuers of ABCP “Under Review with Development Implications” following the announcement on August 16, 2007, that a consortium representing banks, asset providers and major investors had agreed in principle to take significant steps to re-establish normal operations in the market for Canadian asset-backed securities. These steps include all investors in such ABCP issuers to exchange their holdings in each issuer for a long-term note on an individual issuer and series basis. The term of the note would match the term of the assets within that ABCP issuer and series. The Company anticipates that further information from the consortium would be announced next week, possibly on August 20, 2007 with respect to the proposed agreements. The Company will continue to monitor these developments and any impact in the Company’s cash liquidity.

Of the remaining $98 million of the Company’s cash position, approximately $25 million is held in cash and the remainder is in banker’s notes, commercial paper (non-ABCP) and treasury bills which are available to fund its operations. Accordingly, the Company does not believe that any current or anticipated liquidity in its Canadian ABCP investments will disrupt its business operations and its planned exploration and development activities in respect of its Hope Bay project.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

Forward Looking Statements

Statements relating to the effects and impacts of the market disruption are forward-looking information within the meaning of Canadian securities laws and are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, ABCP market conditions, additional defaults under ABCP including Coventree-sponsored ACBP, the ability of Coventree and other ABCP funds to obtain funding from liquidity facilities supporting the ABCP, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com